                                                      Filed by Merck & Co., Inc.
                           pursuant to Rule 425 under the Securities Act of 1933

                                     Subject company: Rosetta Inpharmatics, Inc.
                                                  Commission File No.: 000-30977

Questions and answers to be used in responding to Press and Investor inquiries.


Q&A STATEMENTS ONLY

Q. Why did Merck use stock instead of cash in this transaction?

A. Rosetta preferred a stock transaction.


Q. How does Merck plan to account for the acquisition of Rosetta?

A. As is our normal practice, we typically discuss the accounting for these types of transactions after closing. At this point, what I can tell you is that it is a stock transaction for approximately $620 million.


Q. Because this is a stock transaction, will it be pooling?

A. We will discuss the accounting for this transaction after closing.


Q. As part of this transaction, will Merck record any In-Process R&D?

A. As is our normal practice, we typically discuss the accounting for these types of transactions after the transaction closes.


Q. Does this mean Merck will spend more or less on R&D in 2001?

A. Until the transaction closes, it would be premature to comment on the impact of Rosetta on our R&D budget.


Q. How long have the two parties been in discussions? Who approached whom? Were there other interested parties?

A. Our relationship with Rosetta began about six months ago, when Merck licensed the Rosetta Resolver system to enhance our internal research and development activities in gene expression analysis. Our discussions with Rosetta during this process highlighted that our two companies share similar standards of excellence. Following that, we began to have discussions about expanding our relationship into a broader collaboration. We recognized that both companies have a reputation for offering the best science available, and both sides began to see the benefits of a full acquisition instead of a collaborative relationship. To our knowledge, Rosetta was not in acquisition discussions with any other companies.


Q. Why is Merck acquiring Rosetta versus pursuing a collaborative arrangement with the company?

A. Merck often pursues collaborations to access specific technology in a specific area or field. Given the broad application of Rosetta's technology within Merck Research Laboratories and Rosetta's strong talent pool, we believed an acquisition made the most sense. Also, acquiring Rosetta fits Merck's stated objective of expanding our lead in cutting edge science by continuing to enhance our internal research capabilities, particularly in the area of genomics.


Q. Who represented each party?

A. Lazard represented Rosetta, and JP Morgan represented Merck.


Q. What are your plans for the Rosetta Resolver business?

A. All activities related to the Rosetta Resolver business will continue between Agilent and Merck after the completion of the Rosetta acquisition.


Q. What happens with any agreements that Rosetta has with other companies?

A. Merck will honor any other existing Rosetta agreements.


Q. How will the interactions between the Rosetta Resolver business and Merck research be structured?

A. In the interest of preserving privacy and confidentiality for both Rosetta Resolver customers and Merck, these will be run as separate businesses entirely. There will be no interchange of customer research data or other confidential information between these two lines of business. Merck has successfully achieved a similar business confidentiality arrangement with its Merck-Medco division.


Q. Is this acquisition an indication that Merck may be changing its position that it will not consider a major horizontal merger or acquisition to help it remain competitive with leading health care companies?

A. Management always looks for synergistic opportunities that complement the Company's strategy, such as the Rosetta acquisition, and is therefore committed to pursuing the acquisition of promising technologies and complementary research capabilities. Merck's management continues to believe that the Company has the internal growth potential necessary to remain competitive with the leading health care companies. Thus, a significant acquisition is not part of the Company's strategy for growth. The acquisition of Rosetta will help Merck continue to build upon our already strong research program in genomics.


Q. How will the acquisition impact other MRL research efforts, particularly your genomics research?

A. Merck had an early appreciation of the importance of informational genomics, which is one reason it found Rosetta particularly attractive. Merck believes Rosetta will help enhance its leadership position in the acquisition and application of gene-based technologies.
         Merck has implemented a Company-wide effort in pharmacogenomics to take into account differences in responses to a drug due to genetic variations between individuals. Availability of the human genome sequence is just the first step, however, in a long process of identifying gene products and their functions, and translating them into innovative medicines/vaccines that can prevent, treat or cure disease. Rosetta has designed and developed several technologies that can be applied broadly to the entire drug discovery pipeline. These technologies focus on deriving critical information from genomic data by identifying critical patterns and also provide the informatics ability to generate and analyze large genomic data sets.


Q. Will all Rosetta employees become Merck employees after the closing of the agreement?

A. Upon closing of the agreement, Rosetta employees will remain employees of Rosetta, which will become a wholly owned subsidiary of Merck. Merck intends to keep Rosetta's existing facilities in Bothell and Kirkland, Wash.


Q. How many people are employed by Rosetta?

A. Approximately 180 people. There are 44 Ph.D.s. and three M.D.s


Q. Do you expect most of these employees to remain with Rosetta?

A. Yes. Part of the value of Rosetta is its talent pool and our goal is to retain as many of the Rosetta employees as possible.

Q. Will you relocate these employees to existing Merck facilities?

A. For the most part, Rosetta employees will continue to work in Rosetta's current facilities in the Seattle area.


Q. What made Rosetta attractive to Merck?

A. The acquisition of Rosetta fits Merck's stated objective of expanding our lead in cutting-edge science by continuing to enhance our internal research capabilities, particularly in the area of genomics.
         Merck also had an early appreciation of the importance of the informational genomics, which is another reason it found Rosetta particularly attractive. Rosetta will help enhance our leadership position in the acquisition and application of gene-based technologies.


Q. Tell us more about Rosetta? How old is it? Is it publicly traded? How many employees?

A. Rosetta was founded in December 1996 and became a public company in August 2000, trading on Nasdaq stock exchange under RSTA. Rosetta has approximately 180 employees. Stephen Friend, M.D., Ph.D. is the company's chairman and CEO. Upon completion of the transaction, Dr. Friend, who is co-founder of Rosetta, will join Merck as president, Rosetta, and vice president, basic research, MRL.


Q. We understand that Rosetta has an employee who is the subject of an FBI investigation. Can you tell us more about this and if it will have any impact on your plans for acquisition?

A. In late December 1999, the FBI initiated an investigation pertaining to a then recently hired employee of Rosetta. The investigation was directed at certain software development activities conducted by this employee while at the company he left to join Rosetta. Rosetta has been involved in the investigation to the extent that information and documents pertaining to this particular employee have been requested of it. Rosetta is cooperating fully with the government agencies conducting the investigation. This investigation will not impact our plans for acquisition.


Q. Through the acquisition will Merck acquire all of Rosetta's patents?

A. Yes. We believe we will obtain all of the necessary intellectual property to continue operating Rosetta's business.

Q. Who is the exchange agent for the acquisition? And how would one go about tendering his or her shares of stock?

A. Wells Fargo is the exchange agent. Rosetta stockholders will receive a proxy statement/prospectus in the mail advising them about the transaction.

         This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the transaction to close due to the failure to obtain regulatory or other approvals; failure of the Rosetta stockholders to approve the transaction; the risk that the Rosetta business will not be integrated successfully into Merck and unanticipated costs of such integration; and failure to successfully manage relationships with customers, suppliers and strategic partners during the pendency of and following the transaction. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements in this document should be evaluated together with the many uncertainties that affect Merck's and Rosetta's businesses, particularly those mentioned in the cautionary statements in Item 1 of each company's Form 10-K for the year ended Dec. 31, 2000, and in each company's periodic reports on Form 10-Q and Form 8-K (if any) which we incorporate by reference.

         Rosetta and Merck will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents and other filings by Rosetta and Merck with the SEC at www.sec.gov. In addition, you may obtain the documents filed with the SEC by Merck in connection with this transaction (including other documents incorporated into these filings) free of charge by requesting them in writing from Public Affairs Information Resources Center, Merck & Co., Inc., One Merck Drive, P.O. Box 100, Whitehouse Station, N.J., and you may obtain documents filed with the SEC by Rosetta in connection with this transaction free of charge by requesting them in writing from Rosetta Investor Relations, 12040 115th Avenue NE, Kirkland, WA 98034.

         Rosetta and its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Rosetta's stockholders in connection with the merger. Information about the directors and executive officers of Rosetta is set forth in Rosetta's proxy statement for its 2001 annual meeting of stockholders. This document is available free of charge at the SEC web site at www.sec.gov and from Rosetta as described above.

                                      # # #